UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-8944

(Full Title of the plan and the address of the plan,

if different from that of issuer named below)

NORTHSHORE MINING COMPANY

and

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN

10 OUTER DRIVE

SILVER BAY, MINNESOTA 55614

(Name of Issuer of the securities held pursuant to

the Plan and the address of its principal executive office)

CLEVELAND-CLIFFS INC, 1100 Superior Avenue, Cleveland, Ohio 44114-2544

NORTHSHORE MINING COMPANY

AND

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN (“Plan”)

All other schedules are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northshore Mining Company And Silver Bay Power Company Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

April 13, 2007

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

	December 31
	2006	2005
ASSETS
Cash	$8,000	$3,471
Receivable—For units issued—Stable Value Fund	478,958	80,136
Receivable—Employee contributions	112,751	117,019
Receivable—Employer contributions	78,699	72,933
Receivable—Employer discretionary contribution	4,448,827	4,172,738

Total Receivables	5,119,235	4,442,826

Investments:
Cleveland-Cliffs Inc. Common Stock	6,564,974	4,200,576
T. Rowe Price Equity Index 500 Fund	6,810,027	5,673,138
T. Rowe Price Equity Spectrum Income Fund	6,611,827	6,094,416
T. Rowe Price New America Growth Fund	4,927,847	4,525,100
T. Rowe Price Capital Appreciation Fund	8,261,193	6,811,603
T. Rowe Price Prime Reserve Fund	3,199,793	3,784,977
T. Rowe Price International Stock Fund	5,607,910	4,301,865
T. Rowe Price Stable Value Fund	4,289,166	4,802,059
T. Rowe Price Mid-Cap Growth Fund	5,786,499	4,796,168
T. Rowe Price Equity Income Fund	2,880,923	2,057,125
T. Rowe Price Boston Co Small Cap Value	363,382	122,306
T. Rowe Price Retirement 2005 Fund	8,698	6,197
T. Rowe Price Retirement 2010 Fund	299,799	214,535
T. Rowe Price Retirement 2015 Fund	171,498	118,913
T. Rowe Price Retirement 2020 Fund	231,411	59,093
T. Rowe Price Retirement 2030 Fund	134,227	26,911
T. Rowe Price Retirement 2035 Fund	11,181	1,956
T. Rowe Price Retirement 2025 Fund	152,747	—
T. Rowe Price Retirement 2040 Fund	5,549	—
T. Rowe Price Retirement 2045 Fund	22,557	—
T. Rowe Price Retirement Income Fund	4,715	—
Participant Loans	1,542,886	1,420,472

Total Investments	57,888,809	49,017,410

Total Assets	63,016,044	53,463,707

LIABILITIES
Payable—For units redeemed—Stable Value Fund	468,468	66,953

Total Liabilities	468,468	66,953

Net Assets Available for Benefits (at Fair Value)	62,547,576	53,396,754

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	36,860	40,519

Net Assets Available for Benefits (at Contract Value)	$62,584,436	$53,437,273

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

	Year Ended December 31
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$5,132,438	$4,821,784
Employee	2,908,748	2,613,116
Rollover	275,155	1,667

	8,316,341	7,436,567

Interest and dividend income	2,960,819	1,792,851
Net unrealized gain on investments	2,797,772	119,379

Total Additions	14,074,932	9,348,797

Deductions from Net Assets Attributed to:
Benefits paid to participants	4,926,323	2,971,015
Administrative expenses	1,446	2,958

Total Deductions	4,927,769	2,973,973

Net Increase	9,147,163	6,374,824

Net Assets Available for Benefits:
Beginning of Year	53,437,273	47,062,449

End of Year	$62,584,436	$53,437,273

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1	Description of Plan

The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company & Silver Bay Power Company who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective October 1, 2005. The Amendment offered additional investment categories.

The Plan was amended effective March 28, 2005. The Amendment reflected the automatic cashout of a terminated Participant or a Beneficiary with an account that does not exceed $1,000.

The Plan is currently operating under Amendment 7 effective January 1, 2006. The Amendment reflects an increase in the amount the employee can defer to 35%.

Eligibility:

All full time employees of the Companies are eligible to participate in the Plan.

Contributions:

Employee deferral - Participants may elect a portion of their compensation between 1% to 35%, to be contributed to the Plan by the Company.

Employer Contributions - The Company contributes a matching contribution equal to 50% of Participant pre-tax contributions not in excess of 6% of participant’s eligible earnings for the Plan year. An additional matching amount may be contributed by the Company based on the excess of 5% of the Company’s pre-tax earnings over the minimum matching contribution.

The Company may also contribute for any Plan year additional matching amounts (as limited) as shall be determined by the Board of Directors of the Company.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

401(k) Accounts—Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, rollover contributions and company matching and discretionary contributions made to the Plan.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts, minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates commercially reasonable that is published on the first day of the month proceeding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:

Upon termination of service by reason of retirement, a participant has the option to keep their funds in the Plan without option of contribution until age 70 1/2 or receive a lump sum equal to the value of his or her account. Upon death a participant’s beneficiaries receives a lump sum amount equal to the value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1	Description of Plan, Continued

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any or all of the investment options offered by the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments include participant loans valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

The trust pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the years ended December 31, 2006 and 2005, the Company paid all such expenses. Other administrative expenses of the Plan, such as salaries and use of facilities are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

3	Tax Status

On April 17, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended, however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4	Investments

The Plan’s funds are invested in the various stock, bond and cash investments enumerated in Note 1, through the T. Rowe Price. Investments which constitute more than 5% of the Plan’s net assets are:

	2006	2005
Cleveland-Cliffs Inc. Common Stock	$6,564,974	$4,200,576
T. Rowe Price Equity Index 500 Fund	$6,810,027	$5,673,138
T. Rowe Price Equity Spectrum Income Fund	$6,611,827	$6,094,416
T. Rowe Price New America Growth Fund	$4,927,847	$4,525,100
T. Rowe Price Capital Appreciation Fund	$8,261,193	$6,811,603
T. Rowe Price Prime Reserve Fund	$3,199,793	$3,784,977
T. Rowe Price International Stock Fund	$5,607,910	$4,301,865
T. Rowe Price Stable Value Fund	$4,289,166	$4,802,059
T. Rowe Price Mid-Cap Growth Fund	$5,786,499	$4,796,168

Guaranteed investment contracts are valued at fair value and adjusted to contract value which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. The fair value and contract value of the investment contract at December 31, 2006 was $4,289,166 and $4,326,026, respectively and at December 31, 2005 was $4,802,059 and $4,842,578, respectively.

	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Guaranteed Investment Contracts	Aaa/AAA-	$828,130	$960	$829,090
Synthetic Investment Contracts	Aa1/AA+	3,214,890	35,900	3,250,790
Short-term Investments		246,146		246,146
Wrapper Contracts		—	—	—

Total		$4,289,166	$36,860	$4,326,026

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

5	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Plan purchased shares of Cliffs’ common stock for $4,478,930 and sold shares of Cliffs’ common stock for $2,200,013 in 2006.

6	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values if investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

EIN 84-1116857

Plan Number 001

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cleveland-Cliffs Inc. Common Stock	Stock	N/A	$6,564,974
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	N/A	6,810,027
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	6,611,827
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	4,927,847
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	8,261,193
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	3,199,793
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	5,607,910
*	T. Rowe Price Stable Value Fund	Mutual Fund	N/A	4,289,166
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	5,786,499
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	2,880,923
*	T. Rowe Price Boston Co Small Cap Value	Mutual Fund	N/A	363,382
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	8,698
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	299,799
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	171,498
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	231,411
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	134,227
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	11,181
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	152,747
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	5,549
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	22,557
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	4,715

*	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	1,542,886

				$57,888,809

*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

	By:	Pension Committee,
Plan Administrator

Date: June 27, 2007	By:	/s/ Robert J. Leroux
Member

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Page
23	Consent of Independent Registered Public Accounting Firm	Filed Herewith

X1